January 23, 2020

Renato Negro
Vice President and Controller
Avanos Medical, Inc.
5405 Windward Parkway, Suite 100 South
Alpharetta, Georgia 30004

       Re: Avanos Medical, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           File No. 001-36440

Dear Mr. Negro:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences